DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR JULY 25, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable






                                 FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    July 25, 2003

3.  Press Release
    -------------

    July 25, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), today provided an update on activities for the second quarter of 2003 and its going-forward plan for the year. Mr. Andrew Kingston President and CEO reviewed the Company's achievements in the quarter:

"The focus of management activities for the second quarter was towards the re-establishment of shareholder value and to position the Company for accelerated growth. I am pleased to be able to say that these objectives have been met at both the corporate and project levels. Restructuring of operations is nearly complete, and has resulted in significant reductions of commercial and technical development costs totaling US$ 2.75 million for 2003. The Company also expects to meet its overhead run-rate estimates for 2003 of under US$2 million.

Financing Activities: In January, the Company announced that it was initiating a US$2 million financing to meet working and development capital needs for 2003. The Company expects to complete this placement at the time of filing its overdue financial statements in mid August.

Auditing of 2002 Financial Statements: The Company is progressing with the audit process that should be completed by mid August. The Company then expects to be up to date with filings with the British Columbia Securities and Exchange Commission and US Securities and Exchange Commission at that time.



5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 28th day of July, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)     "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release -July 25, 2003

                      Review of Q2 Activities and Outlook


Vancouver, BC, Canada, July 25th 2003 DynaMotive Energy Systems Corporation (OTCBB: DYMTF) today provided an update on activities for the second quarter of 2003 and its going-forward plan for the year. Mr. Andrew Kingston President and CEO reviewed the Company's achievements in the quarter:

"The focus of management activities for the second quarter was towards the re-establishment of shareholder value and to position the Company for accelerated growth. I am pleased to be able to say that these objectives have been met at both the corporate and project levels. Restructuring of operations is nearly complete, and has resulted in significant reductions of commercial and technical development costs totaling US$ 2.75 million for 2003. The Company also expects to meet its overhead run-rate estimates for 2003 of under US$2 million.

Financing Activities: In January, the Company announced that it was initiating a US$2 million financing to meet working and development capital needs for 2003. The Company expects to complete this placement at the time of filing its overdue financial statements in mid August.

Auditing of 2002 Financial Statements: The Company is progressing with the audit process that should be completed by mid August. The Company then expects to be up to date with filings with the British Columbia Securities and Exchange Commission and US Securities and Exchange Commission at that time.

Strategic Alliances and Project Development: The Company continued to progress towards a commercial demonstration program in Canada . A site has been identified for a project capable of hosting a 100 tpd plant for the production of BioOil which will be designed to generate both heat and power in an industrial setting. The integrated plant will utilize wood residue from Erie Flooring's Ontario operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace division-Orenda Industrial respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project will also provide green power to Ontario's grid system. Ontario Power Generation has entered into an agreement with the Company to partner in this project. More progress has been made including the signing of a MOU with Ramsay Machine works Ltd. that will establish the basis for the fabrication and design of multiple pyrolysis systems. UMA Engineering Ltd. would act as project engineers. The Company has also entered into a MOU with Bruks-Klockner Inc., a world leading company for wood processing equipment to participate in the development of this project. Furthermore, in June 2003, the project was approved to receive a funding contribution from Sustainable Development Technology Canada. Total amount of the funding will be announced in Q3 upon completion of contract negotiation.

Once completed, the Erie project should demonstrate that the technology will meet the commercial criteria required for the future development of many other commercial projects. Assuming the success of this project and the generation of similar opportunities, the Company expects to meet its target of reducing its capital investment requirements by up to $4,000,000.

Product R & D: Following the launch in Q1 of the Company's Lime Kiln program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry, DynaMotive confirmed that BioOil match natural gas performance in test conducted under the supervision of Professor Paul Watkinson of the University of British Columbia. The program is expected to be completed in Q3 this year. DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users. DynaMotive estimates that the market worldwide within this industry could exceed 160 plants, each producing 1860 barrels of BioOil per day (or 1000 barrels of oil equivalent (BOE))

Intellectual Property Protection: A cornerstone of the Company's value is its capacity to protect technology secrets and improvements. The Company, following the completion of its pilot plant programs, has undergone a complete evaluation of technical and process improvements. The Company has completed an IP review in Q2 and is in the process of applying for new patents for improvements to its technology and processes.

The Company continues to execute in accordance to its business plan. Having completed the restructuring and streamlining of operations, the Company expects to further accelerate its development in the third and fourth quarters. Interest in the Company's technology is growing rapidly as are the potential applications for BioOil. Corporate fundamentals are strong and the market opportunity is outstanding.


For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380      Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson
Chief Operating Officer         DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.